Teva Prevails in European Patent Opposition Hearing on Copaxone 40 mg;
Invalidity Challenge Denied

The opposition division of the European Patent Office (“EPO”) today upheld, in an oral ruling, the validity of Teva’s European Patent No. 2405749 covering COPAXONE® 40mg/mL (glatiramer acetate) administered three times per week. Synthon, Actavis and Mylan had challenged Teva’s patent on various grounds. The EPO is expected to issue a detailed written decision within a few weeks. The ruling is subject to appeal, but it is expected that any appeal will take up to two years to be heard. Teva’s patent does not expire until 2030.